File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated October 26, 2005

Vitro Reports Record 3Q05 YoY Comparable Consolidated Sales Up 9.5%; EBITDA Up 11%

San Pedro Garza García, Nuevo León, Mexico – October 26, 2005 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 3Q’05 unaudited results. Consolidated sales rose 6.1 percent YoY. Excluding divestitures of Vitro American National Can (VANCAN) in September 2004 and Plasticos Bosco (Bosco) in April 2005, consolidated sales rose by 9.5 percent during the same period. Consolidated EBITDA rose 9.0 percent, resulting in a margin increase of 0.4 percentage points to 16.1 percent. On a comparable basis, consolidated EBITDA rose 11 percent. Comparable EBITDA rose 33.3 percent at Glass Containers and fell 14.8 percent at Flat Glass and 9 percent at Glassware.

Alvaro Rodriguez, Chief Financial Officer, commented: “This was a very good quarter, with YoY growth in both sales and EBITDA. In fact, we posted record comparable consolidated sales of US$624 million. Glass Containers continues to outperform, with sales of US$281 million and EBITDA of US$63 million, both figures the highest for the division in the Company’s history.”

FINANCIAL HIGHLIGHTS*
	3Q'05	3Q'04	% Change
Consolidated Net Sales	624	588	6.1%
FlatGlass	287	278	3.1%
GlassContainers	281	242	16.0%
Glassware	49	61	-19.9%
Cost of Sales	451	434	4.0%
Gross Income	172	154	12.1%
Gross Margins	27.6%	26.2%	1.4pp
SG&A	119	115	3.3%
SG&A % of sales	19.0%	19.6%	-0.6pp
EBIT	54	39	38.2%
EBIT Margins	8.6%	6.6%	2 pp
EBITDA	100	92	9.0%
FlatGlass	29	34	-14.8%
GlassContainers	63	49	29.1%
Glasware	6	7	-13.8%
EBITDA Margins	16.1%	15.7%	0.4pp
Net Income	(10)	5	-
Net Income Margins	-1.6%	0.8%	-240bps
Total Financial Debt	1,496	1,518	-1.4%
ShortTermDebt	309	276	11.9%
LongTermDebt	1,187	1,242	-4.4%
Average life of debt	3.9	4.0

Cash & Cash Equivalents	227	323	-29.7%
* Million US$ Nominal

“Flat Glass turned in strong QoQ results, with EBITDA up 30 percent. We believe that the worse is behind us and Flat Glass has begun to turn around. We are now seeing the initial success of our plan to improve profitability.”

“Natural gas is still a critical issue that is impacting a lot of companies worldwide, including glass companies. As a result, we continue to focus on maintaining a strict cost management across our business. In fact, in 3Q05 as a result of the steps that we have taken, SG&A as a percentage of sales fell by 1.1 percent year-over-year on a comparable basis.”

“We are moving ahead with our strategic plan aimed at significantly reducing Holding Company debt and continue to make progress. On September 26, we announced the successful closing of two Credit Facilities for US$150 million with an eighteen month maturity. This was the first step of the plan, which provided the immediate liquidity required to continue with the evaluation and further implementation of our strategic plan. On October 11, we offered for sale two buildings and land belonging to our corporate headquarters. Keep in mind that these are just the first steps of our plan. This quarter we reduced debt at the Holding Company by US$55 million to US$454 million from US$509 million in 2Q05, and we are fully focused on reaching our objective of significantly reducing Holding Company debt."

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

	Sep '04	Sep '05
Inflation in Mexico
Quarter	1.7%	1.0%
Accumulated	3.4%	1.8%
LTM	5.1%	3.6%
Inflation in USA
Quarter	0.2%	1.0%
Accumulated	2.6%	2.8%
LTM	2.3%	3.6%
Exchange Rate
Closing	11.3884	10.7907
Devaluation
Quarter	-1.2%	0.1%
Accumulated	1.3%	-3.2%
LTM	3.4%	-5.2%

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Third Quarter 2005 results
Conference Call and Web cast
Thursday, October 27, 2005
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through the end of the day on November 26, 2005. For inquiries regarding the conference call, please contact Michael Fehle of Breakstone Group via telephone at (646) 452-2337, or via email at mfehle@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2337 sborinelli@breakstoneruth.com mfehle@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Loss
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Glassware
Consolidated Financial Statements
Segmented Information
VENA's Consolidated Financial Statements

Consolidated Results

3Q05 Highlights
US$ Million

	SALES				EBITDA				TOTAL DEBT			INTER COMPANY DEBT		DEBT WITH THIRD PARTIES			CASH & CASH EQUIVALENTS [3]
	%	3Q05 $	3Q04 $	YoY Change %	%	3Q05 $	3Q04 $	YoY Change %	3Q05 $	3Q04 $	YoY Change %	3Q05 $	3Q04 $	3Q05 $	3Q04 $	YoY Change %	3Q05 $	3Q04 $	YoY Change %
FLAT GLASS	46	287	278	3.1	29	29	34	-14.8	402	348	15.7	149	60	253	288	-12.1	55	46	20.4
CONTAINERS	45	281	242	16.0	63	63	49	29.1	571	494	15.5	-7	62	578	432	33.9	141	35	305.6
GLASSWARE	8	49	61	-19.9	6	6	7	-13.8	69	80	-14.5	13	10	56	71	-21.5	7	15	-52.1
HOLDING[1,2]	1	7	6	11.4	2	2	2	14.6	454	595	-23.7	-155	-132	609	727	-16.2	23	228	-90.0
TOTAL	100	624	588	6.1	100	100	92	9.0	1496	1518	-1.4			1496	1518	-1.4	227	323	-29.7
1 Sales for the Holding Co. represent only third party revenues.
2 Holding includes all corporate companies
3 Cash & Cash Equivalents include cash collateralizing long term debt accounted for in other long term assets.

Sales

Consolidated net sales for 3Q’05 increased 6.1 percent YoY and 4.4 percent for the last twelve months. Flat Glass and Glass Containers sales for the quarter rose 3.1 percent and 16.0 percent YoY, respectively; Glassware sales declined 19.9 percent over the same time period.

During the quarter, domestic, export and foreign subsidiaries sales YoY grew 2.8 percent, 5.7 percent and 12.0 percent, respectively.

On a comparable basis, excluding VANCAN and Bosco, which were divested in September 2004 and April 2005, respectively, consolidated net sales for the quarter rose 9.5 percent YoY. At the business unit level, sales at Glass Containers, excluding VANCAN, rose 20 percent YoY and sales at Glassware, excluding Bosco decreased 6 percent.

The US dollar amounts, of the peso-denominated operations, are higher when compared to the peso figures due to a revaluation of the Mexican peso against the US dollar.

Table 1
Sales
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change
Constant Pesos
Total Consolidated Sales	6,733	6,799	(1.0)	19,651	19,805	(0.8)	26,056	26,374	(1.2)

Flat Glass	3,097	3,194	(3.1)	9,135	9,528	(4.1)	12,134	12,670	(4.2)
Glass Containers	3,037	2,817	7.8	8,547	8,033	6.4	11,153	10,686	4.4
Glassware	524	713	(26.5)	1,715	2,015	(14.9)	2,431	2,713	(10.4)
			--			--			--
Domestic Sales	2,857	3,067	(6.9)	8,342	8,767	(4.8)	11,288	11,952	(5.6)
Export Sales	1,905	1,936	(1.6)	5,567	5,788	(3.8)	7,166	7,405	(3.2)
Foreign Subsidiaries	1,971	1,796	9.8	5,742	5,250	9.4	7,602	7,016	8.4

Nominal Dollars
Total Consolidated Sales	624	588	6.1	1,792	1,705	5.2	2,360	2,261	4.4

Flat Glass	287	278	3.1	836	825	1.3	1,105	1,093	1.1
Glass Containers	281	242	16.0	778	689	12.9	1,007	913	10.3
Glassware	49	61	(19.9)	155	171	(9.2)	218	229	(5.0)
			--			--			--
Domestic Sales	266	259	2.8	758	739	2.6	1,013	1,003	1.0
Export Sales	176	167	5.7	506	497	1.9	647	633	2.1
Foreign Subsidiaries	181	162	12.0	528	469	12.6	700	624	12.2

% Foreign Currency Sales* / Total Sales	57.3%	56.0%	1.3pp	58.0%	56.6%	1.4pp	57.1%	55.6%	1.5pp
% Export Sales / Total Sales	28.3%	28.4%	-0.1pp	28.2%	29.1%	-0.9pp	27.4%	28.0%	-0.6pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 38.2 percent YoY to US$54 million from US$39 million last year. EBIT margin increased 2.0 percentage points to 8.6 percent. On a comparable basis, excluding VANCAN and Bosco, consolidated EBIT increased 43 percent. On a LTM basis, EBIT margin decreased 0.6 percentage points.

EBIT for the quarter at Glass Containers and Glassware increased YoY by 85.5 percent and 30.5 percent, respectively, while at Flat Glass EBIT declined 19.3 percent. On a comparable basis, excluding VANCAN, Glass Containers EBIT for the same period rose 95 percent. Excluding Bosco, Glassware EBIT increased 30.4 percent.

Consolidated EBITDA for the quarter increased 9.0 percent to US$100 million from US$92 million in 3Q’04. The EBITDA margin rose 0.4 percentage points to 16.1 percent. On a comparable basis, excluding VANCAN and Bosco, EBITDA increased 11 percent YoY during the same time period.

On a LTM basis, consolidated EBITDA decreased 4.2 percent to US$348 million from US$363 during the same period last year. On a comparable basis, excluding VANCAN, Bosco and Vitro Fibras, divested in March 2004, consolidated EBITDA for the last twelve month period increased 1 percent.

During the quarter, EBITDA decreased 14.8 percent and 13.8 percent YoY at Flat Glass and Glassware, respectively. EBITDA at Glass Containers rose 29.1 percent.

Glass Containers, excluding VANCAN, was the major EBITDA contributor for the quarter through its 33.3 percent YoY increase. During the same period, Glassware, excluding Bosco, declined 9 percent.

The Company’s expense reduction effort continued to benefit results during this quarter, SG&A was reduced by 1.1 percent of comparable sales compared with 3Q’04.
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change

Constant Pesos
Consolidated EBIT	579	447	29.5	1,242	1,259	(1.4)	1,555	1,745	(10.9)
Margin	8.6%	6.6%	2pp	6.3%	6.4%	-0.1pp	6.0%	6.6%	-0.6pp

Flat Glass	159	208	(23.7)	277	607	(54.3)	522	859	(39.2)
Glass Containers	407	237	71.4	957	658	45.4	1,100	810	35.8
Glassware	23	19	22.5	31	57	(46.5)	57	143	(59.9)

Consolidated EBITDA	1,082	1,075	0.6	2,860	3,131	(8.6)	3,849	4,291	(10.3)
Margin	16.1%	15.8%	0.3pp	14.6%	15.8%	-1.2pp	14.8%	16.3%	-1.5pp

Flat Glass	315	397	(20.5)	777	1,175	(33.9)	1,208	1,618	(25.3)
Glass Containers	678	574	18.3	1,823	1,639	11.2	2,368	2,161	9.6
Glassware	68	86	(21.4)	191	270	(29.2)	263	431	(38.9)

Nominal Dollars
Consolidated EBIT	54	39	38.2	114	108	5.3	142	149	(4.6)
Margin	8.6%	6.6%	2pp	6.4%	6.4%	0pp	6.0%	6.6%	-0.6pp

Flat Glass	15	18	(19.3)	26	52	(50.4)	48	73	(34.5)
Glass Containers	38	20	85.5	87	56	55.5	100	69	44.4
Glassware	2	2	30.5	3	5	(41.8)	5	12	(56.8)

Consolidated EBITDA	100	92	9.0	261	267	(2.1)	348	363	(4.2)
Margin	16.1%	15.7%	0.4pp	14.6%	15.6%	-1pp	14.7%	16.1%	-1.4pp

Flat Glass	29	34	(14.8)	71	101	(29.1)	110	138	(20.1)
Glass Containers	63	49	29.1	166	139	19.3	213	183	16.8
Glassware	6	7	(13.8)	17	23	(23.9)	24	36	(34.5)

Consolidated Financing Cost

Consolidated financing cost for the quarter increased to US$53 million compared with US$12 million during 3Q’04. This was primarily driven by a non-cash foreign exchange loss of US$6 million compared with a non-cash foreign exchange gain of US$18 million in 3Q’04 and some losses in derivative transactions. During 3Q’05 the Mexican Peso stayed stable compared with a 1.2 percent appreciation in 3Q’04. Although a non-cash item, this has a negative effect on total financing cost.

On a LTM basis, total consolidated financing cost declined to US$124 million from US$151 million due to a non-cash foreign exchange gain of US$39 million compared with a non-cash foreign exchange loss of US$37 million in the same period last year.

Table 3
Total Financing Cost
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change

Constant Pesos
Interest Expense	428	423	1.3	1,389	1,198	15.9	1,841	1,649	11.6
Interest Income	(2)	(35)	(95.3)	(73)	(61)	19.9	(98)	(115)	(14.6)
Foreign Exchange Loss (Gain)	63	(212)	--	(264)	244	--	(429)	456	--
Monetary Position (Gain)	(135)	(188)	(28.5)	(283)	(493)	(42.6)	(532)	(738)	(27.9)
Other Financial Expenses (Gain)*	223	152	47.1	471	399	18.2	600	571	5.2
Total Financing Cost (Gain)	578	140	314.3	1,240	1,286	(3.6)	1,382	1,823	(24.2)

Nominal Dollars
Interest Expense	40	36	11.3	126	101	24.3	165	139	19.0
Interest Income	(0)	(3)	(95.2)	(6)	(5)	22.7	(9)	(10)	(12.0)
Foreign Exchange Loss (Gain)	6	(18)	--	(24)	20	--	(39)	37	--
Monetary Position (Gain)	(13)	(16)	(21.2)	(26)	(42)	(38.5)	(47)	(62)	(23.9)
Other Financial Expenses (Gain)*	21	13	63.2	43	33	29.2	54	48	13.9
Total Financing Cost (Gain)	53	12	355.3	112	107	4.5	124	151	(18.1)
* Net of non related interest income.
* Includes effect of bulletin C-10 (derivative transactions and its initial effect) and interest related to factoring transactions.

Taxes

Accumulated accrued income tax and profit sharing to workers as of September 30, 2005 decrease to US$4 million due to a deferred tax benefit recorded during the quarter derived mainly from foreign exchange losses recorded during the quarter and lower taxable income in the Mexican companies during the quarter due to higher interest expense.

Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change

Constant Pesos
Accrued Income Tax	100	103	(2.1)	216	304	(28.8)	62	183	(66.1)
Deferred Income Tax	(68)	45	--	(742)	(143)	417.9	(803)	(22)	3,581.8
Total Income Tax	32	147	(78.1)	(526)	161	--	(741)	161	--
Profit Sharing to Workers	7	31	(79.1)	50	90	(43.8)	82	67	23.7
Total Taxes and PSW	39	179	(78.3)	(476)	250	--	(658)	227	--

Nominal Dollars
Accrued Income Tax	9	9	7.5	20	26	(24.5)	6	16	(62.4)
Deferred Income Tax	(6)	4	--	(67)	(12)	466.2	(72)	(2)	4,097.9
Total Income Tax	3	12	(75.5)	(48)	14	--	(67)	14	--
Profit Sharing to Workers	1	3	(76.7)	4	8	(40.7)	7	6	28.3
Total Taxes and PSW	4	15	(75.7)	(43)	22	--	(59)	19	--

Consolidated Net Loss

During the quarter, the Company recorded a consolidated net loss of US$10 million compared to a consolidated net gain of US$5 million during the same quarter last year. This variation is mainly the result of higher total financing cost due to an exchange rate loss and loss on some derivative transactions.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$32.5 million primarily for maintenance purposes, compared with US$20 million in 3Q’04. Flat Glass and Glass Containers accounted for 50 percent and 28 percent of total Capex consumption, respectively. Glassware represented 21 percent of total consolidated Capex for the quarter and was mainly invested in an electric furnace that will start operations next quarter.

Consolidated Financial Position

Consolidated gross debt as of September 30, 2005 totaled US$1,496 million, a QoQ increase of US$33 million.

Net debt, which is calculated deducting cash and cash equivalents as well as cash collateralizing debt accounted for in other long term assets, decreased QoQ by US$11 million to US$1,269. On a YoY comparison, net debt increased US$74 million.

As of 3Q’05, the Company had a cash balance of US$227 million, of which US$201 million was recorded as cash and cash equivalents and US$26 million, which corresponds to cash collaterizing debt, that was classified as other long term assets. As of September 30, 2005, 16 percent of this cash balance was restricted. Restricted cash includes cash collateralizing debt.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	3Q'05	2Q'05	1Q'05	4Q'04	3Q'04

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.7	1.7	1.8	2.0	2.0

Leverage
(Total Debt / EBITDA) (Times) LTM	4.2	4.1	4.2	4.1	3.9
(Total Net Debt / EBITDA) (Times) LTM	3.3	3.3	3.3	3.3	3.4

Total Debt	1,496	1,463	1,495	1,507	1,518
Short-Term Debt(1)	309	395	339	293	276
Long-Term Debt	1,187	1,067	1,156	1,213	1,242

Cash and Equivalents(2)	227	182	211	279	323
Total Net Debt	1,269	1,280	1,284	1,227	1,195

Currency Mix (%) dlls&Euros/Pesos / UDI's	86/8/6	85/9/6	82/10/8	81/11/8	81/10/9
(1) Short term debt includes current maturities of long-term debt.
(2) Includes cash collateralizing debt accounted for in the other long term assets

• The Company’s average life of debt as of 3Q’05 was 3.9 years compared with 4.0 years for 3Q’04.
• Short term debt as of September 30, 2005 decreased by US$86 million, to 21 percent as a percentage of total debt, compared with 27 percent in 2Q’05. These amounts include current maturities of long term debt

.

• 27 percent of total short term debt maturities are at the Holding Co. level.
• Revolving and other short-term debt, including trade related, accounted for 45 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.
• Current maturities of long term debt, including current maturities of market debt, decreased by US$20 million to US$144 million from US$164 as of June 30, 2005, and as of 3Q’05 represented 47 percent of total short term debt.
• Short Term Market debt, excluding current maturities of long term market debt, is mostly Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs and accounts for 9 percent of total short term debt

• Approximately 56 percent of debt maturities due in 2006 are at the operating subsidiary level and are principally related to syndicated facilities.
• Market maturities during 2006 include medium-term notes denominated in UDI’s. Maturities for 2007 include the Senior Notes at the Holding Company level.
• Market maturities from 2008, 2009 and thereafter, include the Senior Notes due 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term “Certificados Bursátiles”, a Private Placement and the Senior Notes due 2013 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter increased to US$41 million compared to US$40 million in 3Q’04. Recovery of working capital YoY given a reduction in receivables at Flat Glass due to the securitization program and to better inventory management in the Glass Containers business unit helped compensate for higher net interest expense during the quarter.

On a LTM basis, the Company recorded net free cash flow of US$2 million compared with US$62 million in the same period last year. Recovery of working capital helped compensate for higher interest expenses, higher CAPEX needs and cash taxes paid.

Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change

Constant Pesos
EBITDA	1,082	1,075	0.6	2,860	3,131	(8.6)	3,849	4,291	(10.3)
Net Interest Expense(2)	(577)	(360)	60.5	(1,621)	(1,163)	39.3	(2,076)	(1,752)	18.5
Capex	(350)	(235)	48.7	(904)	(786)	15.1	(1,573)	(1,313)	19.8
Working Capital(3)	360	(29)	--	257	(628)	--	324	(331)	--
Dividends	(19)	(11)	73.7	(169)	(178)	(5.0)	(227)	(178)	27.6
Cash Taxes (paid) recovered	(53)	23	--	(271)	2	--	(306)	4	--
Net Free Cash Flow	443	464	(4.5)	152	379	(59.9)	(9)	721	--

Nominal Dollars
EBITDA	100	92	9.0	261	267	(2.1)	348	363	(4.2)
Net Interest Expense(2)	(54)	(30)	76.6	(147)	(98)	50.4	(187)	(146)	27.7
Capex	(32)	(20)	62.7	(83)	(67)	23.0	(141)	(111)	26.9
Working Capital(3)	33	(3)	--	25	(54)	--	32	(29)	--
Dividends	(2)	(1)	81.5	(15)	(15)	2.1	(21)	(15)	41.6
Cash Taxes (paid) recovered	(5)	2	--	(24)	0	--	(28)	0	--
Net Free Cash Flow	41	40	1.5	17	33	(49.9)	2	62	(96.5)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes derivative transactions and other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

Key Developments

VVP Trade Receivables Securitization Program

On August 25, 2005 the Company announced that its subsidiary Vitro Plan, S.A. de C.V. (“Vitro Plan”), Vitro’s flat glass division, closed on August 22nd, 2005 the private issuance of US$21.5 million in Notes, placed through a trust, at an interest rate of 6.5 percent. The trust was specifically formed for this securitization transaction. Interest and principal on the debt from the Notes are payable from receivables to be originated by four subsidiaries of Vitro Plan. The Vitro Plan subsidiaries that will be assigning receivables to the trust are: Distribuidora Nacional de Vidrio, S.A.de C.V. (“Dinavisa”), Vitro Flotado Cubiertas, S.A. de C.V. (“VFC”), Vitro Automotriz,S. A. de C.V. (“VAU”) , and Vitro Vidrio y Cristal, S.A. de C.V.(“VVC”) This Mechanism has proven to be cost efficient financing for Working Capital, as well as being innovative in the Mexican Market. Vitro Plan will use the proceeds to finance working capital and debt refinancing. The transaction will not increase the company’s on-balance sheet debt. The transaction received a rating of A.mx from Standard & Poor’s Mexico.

The first milestones to the Company’s Strategic Plan announced during the second quarter of this year aimed at reducing the Holding Company’s debt:

Vitro in Discussions with Libbey Inc. to Pursue the Sale of its 51 Percent of Vitrocrisa

On July 27, 2005 the Company announced that it is in discussions to pursue the sale of its 51 percent stake in Vitrocrisa to Libbey Inc. Vitrocrisa is a joint venture between Vitro and Libbey, and is the largest manufacturer of glass tableware in Latin America. Libbey currently owns 49 percent of the shares of Vitrocrisa and serves as the exclusive distributor of Vitrocrisa’s products to the United States and Canada since the joint venture’s inception in 1997. With annual sales of US$236 million for 2004, Vitrocrisa manufactures and distributes glassware for the retail, food service, and industrial business lines of the glassware industry.

VENA and VVP Credit Facilities

On September 26, 2005 the Company announced the successful closing of two Credit Facilities for US$150 million with an eighteen month maturity. The first Credit Facility is a US$45 million secured working capital facility for Vitro Plan, S.A. de C.V. (Flat Glass) to purchase inventory and refinance debt. The second Credit Facility is a US$105 million unsecured guaranteed facility for Vitro Envases Norteamérica, S.A. de C.V. (VENA) to refinance debt.

Vitro Offers for Sale its Corporate Headquarters

On October 11, 2005 the Company announced that it is offering its corporate headquarters located in San Pedro Garza García, Mexico for sale. The company has entered into a formal process to sell two corporate office buildings and surrounding undeveloped land. One building covers 119,000 square feet built on a property of 4.7 acres and the other covers 67,000 square feet built on a property of 3.8 acres. The offer also includes 26.6 acres of undeveloped land.

Flat Glass

(47 percent of LTM Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 3.1 percent YoY to US$287 million from US$278 million.

Domestic sales decreased 12.7 percent YoY, mainly as a result of lower construction-related volumes. On a QoQ comparison construction-related volumes have increased 12 percent compared with 2Q’05. Prices in this line continue to be stable, increasing 1 percent compared to the same quarter last year.

Automotive sales increased 6.2 percent YoY driven by larger volumes from new platforms launched this year. These new platforms improved product mix at the OEM line and continue to compensate for lower volumes in the Auto Glass Replacement (“AGR”) market.

Sales from foreign subsidiaries continue an upward trend increasing 11.2 percent YoY to US$151 million from US$136 million. Sales at the Spanish subsidiary increased 16.9 percent YoY compared with the same quarter last year. In addition, sales at Vitro America rose 5.7 percent, compared with 3Q’04 mainly driven by higher volumes in the construction market. Vitro Colombia’s sales rose 26.5 percent during the same period as a result of increased demand and better product mix.

EBIT & EBITDA

EBIT decreased 19.3 percent YoY to US$15 million from US$18 million, while EBITDA fell 14.8 percent to US$29 million from US$34 million. During the same period, EBIT and EBITDA margins decreased 1.4 and 2.1 percentage points, respectively.

On a YoY comparison, EBIT and EBITDA continue to be affected by lower volumes to the domestic construction market and the AGR , in addition to higher energy costs. However, comparing QoQ, EBIT and EBITDA improved 103 and 30 percent, respectively. The recovery of production efficiencies and higher volumes at the OEM business helped improved EBIT and EBITDA generation for this quarter compared to 2Q’05.

The Spanish and Colombian subsidiaries continue to generate strong EBITDA, with increases of 15 and 34 percent YoY, respectively.

Table 7
Flat Glass
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change

Constant Pesos
Consolidated Net sales	3,097	3,194	(3.1)	9,135	9,528	(4.1)	12,134	12,670	(4.2)
Net Sales
Domestic Sales	602	772	(22.0)	1,813	2,438	(25.6)	2,585	3,404	(24.0)
Exports	853	919	(7.1)	2,513	2,707	(7.2)	3,214	3,431	(6.3)
Foreign Subsidiaries	1,642	1,504	9.2	4,809	4,384	9.7	6,335	5,835	8.6
EBIT	159	208	(23.7)	277	607	(54.3)	522	859	(39.2)
EBITDA	315	397	(20.5)	777	1,175	(33.9)	1,208	1,618	(25.3)

EBIT Margin	5.1%	6.5%	-1.4pp	3.0%	6.4%	-3.4pp	4.3%	6.8%	-2.5pp
EBITDA Margin	10.2%	12.4%	-2.2pp	8.5%	12.3%	-3.8pp	10.0%	12.8%	-2.8pp

Nominal Dollars
Consolidated Net sales	287	278	3.1	836	825	1.3	1,105	1,093	1.1
Domestic Sales	57	65	(12.7)	166	206	(19.5)	233	289	(19.6)
Export Sales	79	77	2.4	228	227	0.1	289	284	1.6
Foreign Subsidiaries	151	136	11.2	443	392	12.9	584	519	12.5
EBIT	15	18	(19.3)	26	52	(50.4)	48	73	(34.5)
EBITDA	29	34	(14.8)	71	101	(29.1)	110	138	(20.1)

EBIT Margin	5.1%	6.5%	-1.4pp	3.1%	6.4%	-3.3pp	4.3%	6.8%	-2.5pp
EBITDA Margin	10.2%	12.3%	-2.1pp	0.0%	12.2%	-12.2pp	9.9%	12.8%	-2.9pp

Volumes
Flat Glass (Thousands of m2B)(2)	35,532	39,177	(9.3)	101,716	115,965	(12.3)	139,068	150,305	(7.5)

Capacity utilization
Flat Glass furnaces(1)	106%	106%	0pp
Flat Glass auto segment	89%	76%	13pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

(2) m2B = Reduced Squared Meters

Glass Containers
(43 percent of LTM Consolidated Sales)

Sales

Sales increased 16 percent YoY to US$281 million from US$242 million. On a comparable basis, excluding VANCAN which was divested on September 2004, sales rose 20 percent.

The main drivers behind the 18 percent YoY increase in domestic sales were higher beer and soft drinks volumes, and increased demand from CFT (Cosmetics, Fragrances and Toiletries) line.

Export sales grew 11.7 percent due to the rise in sales at the CFT and Wine & Liquor lines in the US, with both higher volumes and better product mix.

Sales from Glass Containers’ foreign subsidiaries rose 16.4 percent YoY, reflecting increased demand in Central and South America.

EBIT & EBITDA

EBIT for the quarter increased 85.5 percent YoY to US$38 million from US$20 million in 3Q’04. EBITDA for the same period rose 29.1 percent to US$63 million from US$49 million. On a comparable basis, excluding VANCAN, EBIT and EBITDA increased 95 and 33 percent, respectively. EBIT and EBITDA margins rose YoY 5.0 and 2.3 percentage points, respectively.

EBITDA growth continues to be driven by higher volumes, improved production efficiencies and better product mix, which more than offset increased energy and maintenance costs.

EBITDA from Mexican glass containers operations, which is VENA’s core business and represents approximately 82 percent of total EBITDA, rose 33 percent YoY.

Table 8
Glass Containers
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change

Constant Pesos
Consolidated Net sales	3,037	2,817	7.8	8,547	8,033	6.4	11,153	10,686	4.4
Net Sales
Domestic Sales	1,875	1,754	6.9	5,206	4,855	7.2	6,794	6,583	3.2
Exports	833	772	7.9	2,409	2,312	4.2	3,092	2,922	5.8
Foreign Subsidiaries	329	292	12.8	932	866	7.6	1,268	1,181	7.3
EBIT	407	237	71.4	957	658	45.4	1,100	810	35.8
EBITDA	678	574	18.3	1,823	1,639	11.2	2,368	2,161	9.6

EBIT Margin	13.4%	8.4%	5pp	11.2%	8.2%	3pp	9.9%	7.6%	2.3pp
EBITDA Margin	22.3%	20.4%	1.9pp	21.3%	20.4%	0.9pp	21.2%	20.2%	1pp

Nominal Dollars
Consolidated Net sales	281	242	16.0	778	689	12.9	1,007	913	10.3
Domestic Sales	174	148	18.0	473	408	15.9	610	551	10.8
Export Sales	77	69	11.7	220	204	7.6	281	258	9.1
Foreign Subsidiaries	30	26	16.4	85	77	11.0	115	104	10.7
EBIT	38	20	85.5	87	56	55.5	100	69	44.4
EBITDA	63	49	29.1	166	139	19.3	213	183	16.8

EBIT Margin	13.4%	8.4%	5pp	11.2%	8.2%	3pp	9.9%	7.6%	2.3pp
EBITDA Margin	22.4%	20.1%	2.3pp	21.3%	20.2%	1.1pp	21.2%	20.0%	1.2pp

Glass Containers
Domestic (Millions of Units)	1,214	1,063	14.2	3,312	2,885	14.8	4,352	3,764	15.6
Exports (Millions of Units)	313	311	0.6	921	895	2.9	1,190	1,148	3.7
Total	1,527	1,374	11.1	4,233	3,780	12.0	5,542	4,912	12.8

Capacity utilization (furnaces)	94%	94%	0pp
Capacity utilization (production lines)	99%	98%	1pp

Soda Ash (Thousands Tons)	150	141	6.4	441	425	3.8

Glassware

(8 percent of LTM Consolidated Sales)

Sales

Sales decreased 19.9 percent YoY to US$49 million from US$61 million in 3Q’04. On a comparable basis, excluding Bosco, sales declined 6 percent.

During the quarter, domestic sales decreased 29.1 percent partially due to the divestiture of Bosco in April 2005. In addition, domestic sales reflected lower volumes at the wholesale and industrial product lines.

Sales decline was partially offset by a better product mix in the retail and industrial product lines during the quarter compared with 3Q’04.

EBIT & EBITDA

EBIT for the quarter increased YoY 30.5 percent to 2 million. EBITDA for the same period decreased 13.8 percent to US$6 million from US$7 million. During the same period, excluding Bosco, EBITDA decreased 9 percent. EBIT and EBITDA margins rose YoY 1.7 and 0.9 percentage points, respectively.

Higher energy costs and lower capacity utilization continue to be the main factors affecting EBITDA margins.

Cost reduction efforts helped compensated for the above mentioned factors, with savings in salaries, packaging costs and distribution expenses.

Table 9
Glassware
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change

Constant Pesos
Consolidated Net sales	524	713	(26.5)	1,715	2,015	(14.9)	2,431	2,713	(10.4)
Net Sales
Domestic Sales	305	467	(34.7)	1,069	1,308	(18.3)	1,571	1,773	(11.4)
Exports	219	246	(10.9)	646	707	(8.7)	860	940	(8.5)
EBIT	23	19	22.5	31	57	(46.5)	57	143	(59.9)
EBITDA	68	86	(21.4)	191	270	(29.2)	263	431	(38.9)
EBIT Margin	4.4%	2.6%	1.8pp	1.8%	2.8%	-1pp	2.4%	5.3%	-2.9pp
EBITDA Margin	13.0%	12.1%	0.9pp	11.1%	13.4%	-2.3pp	10.8%	15.9%	-5.1pp

Nominal Dollars
Consolidated Net sales	49	61	(19.9)	155	171	(9.2)	218	229	(5.0)
Domestic Sales	28	40	(29.1)	97	111	(13.1)	141	150	(6.4)
Export Sales	20	21	(2.4)	59	60	(1.8)	77	79	(2.4)
EBIT	2	2	30.5	3	5	(41.8)	5	12	(56.8)
EBITDA	6	7	(13.8)	17	23	(23.9)	24	36	(34.5)
EBIT Margin	4.4%	2.7%	1.7pp	1.8%	2.8%	-1pp	2.3%	5.1%	-2.8pp
EBITDA Margin	13.0%	12.1%	0.9pp	11.1%	13.3%	-2.2pp	10.8%	15.7%	-4.9pp

Sales mix glassware products (Volume terms)
Retail	31.8%	29.3%	2.5pp	33.5%	34.4%	-0.9pp	32.1%	34.0%	-1.9pp
Wholesaler	24.1%	21.9%	2.2pp	28.3%	26.6%	1pp	26.0%	26.3%	-0.3pp
Industrial	39.8%	44.6%	-4.8pp	33.5%	34.6%	-1.1pp	37.6%	35.3%	2.3pp
OEM	4.3%	4.1%	0.2pp	4.6%	4.5%	0.1pp	4.3%	4.3%	0pp

Capacity utilization (installed)	58%	75%	-17.6pp
Capacity utilization (available)	80%	83%	-3.1pp

CONSOLIDATED
VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
Consolidated Net Sales	6,733	6,799	(1.0)	624	588	6.1	19,651	19,805	(0.8)	1,792	1,705	5.2	26,056	26,374	(1.2)	2,360	2,261	4.4
Cost of Sales	4,872	5,025	(3.0)	451	434	4.0	14,508	14,586	(0.5)	1,323	1,255	5.4	19,208	19,313	(0.5)	1,739	1,655	5.1
Gross Income	1,861	1,774	4.9	172	154	12.1	5,142	5,218	(1.5)	470	450	4.4	6,848	7,061	(3.0)	621	605	2.5
SG&A Expenses	1,282	1,327	(3.4)	119	115	3.3	3,901	3,959	(1.5)	355	341	4.1	5,294	5,316	(0.4)	479	457	4.8
Operating Income	579	447	29.5	54	39	38.2	1,242	1,259	(1.4)	114	108	5.3	1,555	1,745	(10.9)	142	149	(4.6)

Interest Expense	428	423	1.3	40	36	11.3	1,389	1,198		126	101	24.3	1,841	1,649	11.6	165	139	19.0
Interest Income	(2)	(35)	(95.3)	(0)	(3)	(95.2)	(73)	(61)	19.9	(6)	(5)	22.7	(98)	(115)	(14.6)	(9)	(10)	(12.0)
Other Financial Expenses (net)	223	152	47.1	21	13	63.2	471	399	18.2	43	33	29.2	600	571	5.2	54	48	13.9
Exchange Loss (Gain)	63	(212)	--	6	(18)	--	(264)	244	--	(24)	20	--	(429)	456	--	(39)	37	--
Gain from Monet. Position	135	188	(28.5)	13	16	(21.2)	283	493	(42.6)	26	42	(38.5)	532	738	(27.9)	47	62	(23.9)
Total Financing Cost	578	140	314.3	53	12	355.3	1,240	1,286	(3.6)	112	107	4.5	1,382	1,823	(24.2)	124	151	(18.1)
Other Income	(71)	(81)	11.6	(6)	(7)	10.6	(458)	188	--	(42)	16	--	(785)	75	--	(70)	6	--
Inc. (loss) bef. Tax & PSW	(71)	227	--	(6)	20	--	(456)	162	--	(39)	17	--	(612)	(3)	22,830.9	(52)	3	--
Income Tax and PSW	39	179	(78.3)	4	15	(75.7)	(476)	250	--	(43)	22	--	(658)	227	--	(59)	19	--
Net Income (Loss)	(110)	48	--	(10)	5	--	20	(89)	--	4	(5)	--	47	(230)	--	7	(16)	--
Net Income (loss) of Maj. Int.	(69)	(5)	--	(6)	0	--	(129)	(195)	33.8	(10)	(14)	27.8	(217)	(382)	(43.1)	(17)	(29)	41.5
Net Income (loss) of Min. Int.	(41)	53	--	(4)	5	--	149	107	39.9	14	9	47.6	264	152	74.2	24	13	83.3

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of September 30,, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	% Var.	FINANCIAL INDICATORS	3Q'05	3Q'04
Cash & Cash Equivalents	2,166	3,465	(37.5)	201	297	(32.4)	Debt/EBITDA (LTM, times)	4.2	4.2
Trade Receivables	1,514	2,449	(38.2)	140	212	(33.9)	EBITDA/ Total Net Fin. Exp. (LTM, times)	1.6	2.0
Inventories	4,289	4,080	5.1	397	355	12.0	Debt / Firm Value (times)	0.7	0.7
Other Current Assets	2,375	1,621	46.5	220	140	57.0	Debt/Equity (times)	2.0	2.2
Total Current Assets	10,345	11,615	(10.9)	959	1,004	(4.5)	Curr. Assets/Curr. Liab. (times)	1.2	1.4
							Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	17,876	18,744	(4.6)	1,657	1,603	3.4	EPS (Ps$) *	(0.23)	(0.02)
Deferred Assets	2,619	1,941	35.0	243	170	42.9	EPADR (US$) *	(0.06)	(0.00)
Other Long-Term Assets	371	602	(38.4)	34	53	(34.7)	* Based on the weighted average shares outstanding.
Total Assets	31,211	32,902	(5.1)	2,892	2,829	2.2	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	3,330	3,225	3.3	309	276	11.9
Trade Payables	2,120	2,274	(6.8)	196	196	0.1	# Average Shares Outstanding	295,728	295,728
Other Current Liabilities	2,993	2,820	6.2	277	243	14.0	(thousands)
Total Curr. Liab.	8,444	8,319	1.5	783	716	9.4
Long-Term Debt	12,813	14,612	(12.3)	1,187	1,242	(4.4)	# Employees	25,271	26,190
Other LT Liabilities	1,838	1,858	(1.1)	170	159	6.9
Total Liabilities	23,095	24,789	(6.8)	2,140	2,117	1.1

Majority interest	5,276	5,364	(1.6)	489	471	3.8
Minority Interest	2,839	2,749	3.3	263	242	8.9
Total Shar. Equity	8,115	8,113	0.0	752	713	5.5

Annexes

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
FLAT GLASS
Net Sales	3,097	3,192	-3.0%	287	278	3.2%	9,137	9,592	-4.7%	836	831	0.7%	12,137	12,785	-5.1%	1,105	1,103	0.2%
Interd. Sales	1	(2)	--	0	(0)	--	2	64	-96.5%	0	5	-96.2%	2	115	-98.0%	0	10	-97.8%
Con. Net Sales	3,097	3,194	-3.1%	287	278	3.1%	9,135	9,528	-4.1%	836	825	1.3%	12,134	12,670	-4.2%	1,105	1,093	1.1%
Expts.	853	919	-7.1%	79	77	2.4%	2,513	2,707	-7.2%	228	227	0.1%	3,214	3,431	-6.3%	289	284	1.6%
EBIT	159	208	-23.7%	15	18	-19.3%	277	607	-54.3%	26	52	-50.4%	522	859	-39.2%	48	73	-34.5%
Margin (1)	5.1%	6.5%		5.1%	6.5%		3.0%	6.4%		3.1%	6.4%		4.3%	6.8%		4.3%	6.7%
EBITDA	315	397	-20.5%	29	34	-14.8%	777	1,175	-33.9%	71	101	-29.1%	1,208	1,618	-25.3%	110	138	-20.1%
Margin (1)	10.2%	12.4%		10.2%	12.3%		8.5%	12.3%			12.2%		10.0%	12.8%		9.9%	12.6%

Flat Glass Volumes (Thousand m2B)(3)
Const + Auto				35,532	39,177	-9.3%				101,716	115,965	-12.3%				139,068	150,305	-7.5%

GLASS CONTAINERS
Net Sales	3,065	2,860	7.2%	284	246	15.4%	8,650	8,142	6.2%	787	698	12.7%	11,309	10,830	4.4%	1,020	925	10.3%
Interd. Sales	29	43	-33.9%	3	4	-28.5%	104	108	-4.6%	9	9	1.2%	156	144	7.7%	14	12	13.4%
Con. Net Sales	3,037	2,817	7.8%	281	242	16.0%	8,547	8,033	6.4%	778	689	12.9%	11,153	10,686	4.4%	1,007	913	10.3%
Expts.	833	772	7.9%	77	69	11.7%	2,409	2,312	4.2%	220	204	7.6%	3,092	2,922	5.8%	281	258	9.1%
EBIT	407	237	71.4%	38	20	85.5%	957	658	45.4%	87	56	55.5%	1,100	810	35.8%	100	69	44.4%
Margin (1)	13.4%	8.4%		13.4%	8.4%		11.2%	8.2%		11.2%	8.2%		9.9%	7.6%		9.9%	7.6%
EBITDA	678	574	18.3%	63	49	29.1%	1,823	1,639	11.2%	166	139	19.3%	2,368	2,161	9.6%	213	183	16.8%
Margin (1)	22.3%	20.4%		22.4%	20.1%		21.3%	20.4%		21.3%	20.2%		21.2%	20.2%		21.2%	20.0%

Glass containers volumes (MM Pieces)
Domestic				1,214	1,063	14.2%				3,312	2,885	14.8%				4,352	3,764	15.6%
Exports				313	311	0.6%				921	895	2.9%				1,190	1,148	3.7%
Total:Dom.+Exp.				1,527	1,374	11.1%				4,233	3,780	12.0%				5,542	4,912	12.8%

Soda Ash (Thousand Tons)				150	141	6.4%				441	425	3.8%

GLASSWARE
Net Sales	525	723	-27.3%	49	61	-20.8%	1,725	2,037	-15.3%	156	173	-9.6%	2,452	2,743	-10.6%	220	232	-5.3%
Interd. Sales	1	10	-90.5%	0	1	-89.7%	10	22	-52.8%	1	2	-49.9%	20	31	-33.4%	2	3	-30.0%
Con. Net Sales	524	713	-26.5%	49	61	-19.9%	1,715	2,015	-14.9%	155	171	-9.2%	2,431	2,713	-10.4%	218	229	-5.0%
Expts.	219	246	-10.9%	20	21	-2.4%	646	707	-8.7%	59	60	-1.8%	860	940	-8.5%	77	79	-2.4%
EBIT	23	19	22.5%	2	2	30.5%	31	57	-46.5%	3	5	-41.8%	57	143	-59.9%	5	12	-56.8%
Margin (1)	4.4%	2.6%		4.4%	2.7%		1.8%	2.8%		1.8%	2.8%		2.4%	5.3%		2.3%	5.1%
EBITDA	68	86	-21.4%	6	7	-13.8%	191	270	-29.2%	17	23	-23.9%	263	431	-38.9%	24	36	-34.5%
Margin (1)	13.0%	12.1%		13.0%	12.1%		11.1%	13.4%		11.1%	13.3%		10.8%	15.9%		10.8%	15.7%

GLASSWARE (Volume Mix %)
Retail				31.8%	29.3%					33.5%	34.4%					32.1%	34.0%
Wholesale				24.1%	21.9%					28.3%	26.6%					26.0%	26.3%
Industrial				39.8%	44.6%					33.5%	34.6%					37.6%	35.3%
OEM				4.3%	4.1%					4.6%	4.5%					4.3%	4.3%

CONSOLIDATED (2)
Net Sales	6,763	6,850	-1.3%	626	592	5.8%	19,767	19,999	-1.2%	1,803	1,721	4.7%	26,235	26,664	-1.6%	2,376	2,285	4.0%
Interd. Sales	30	51	-40.6%	3	4	-35.6%	116	194	-40.2%	10	17	-36.6%	178	290	-38.6%	16	24	-35.1%
Con. Net Sales	6,733	6,799	-1.0%	624	588	6.1%	19,651	19,805	-0.8%	1,792	1,705	5.2%	26,056	26,374	-1.2%	2,360	2,261	4.4%
Expts.	1,905	1,936	-1.6%	176	167	5.7%	5,567	5,788	-3.8%	506	497	1.9%	7,166	7,405	-3.2%	647	633	2.1%
EBIT	579	447	29.5%	54	39	38.2%	1,242	1,259	-1.4%	114	108	5.3%	1,555	1,745	-10.9%	142	149	-4.6%
Margin (1)	8.6%	6.6%		8.6%	6.6%		6.3%	6.4%		6.4%	6.4%		6.0%	6.6%		6.0%	6.6%
EBITDA	1,082	1,075	0.6%	100	92	9.0%	2,860	3,131	-8.6%	261	267	-2.1%	3,849	4,291	-10.3%	348	363	-4.2%
Margin (1)	16.1%	15.8%		16.1%	15.7%		14.6%	15.8%		14.6%	15.6%		14.8%	16.3%		14.7%	16.1%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2B = Reduced Squared Meters

CONSOLIDATED AND COMBINED OF VENA AND SUBSIDIARIES, VITRO PACAKAGING AND COMEGUA AND SUBSIDIARIES
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'05	3Q'04	Change	9M'05	9M'04	Change	2005	2004	Change
Nominal Dollars
EBITDA	63	47	33.4	166	134	23.5	213	175	21.4
Net Interest Expense(2)	(31)	(17)	84.4	(70)	(49)	44.8	(72)	(70)	2.2
Capex	(9)	(7)	27.0	(31)	(22)	41.4	(67)	(36)	86.5
Working Capital(3)	9	(1)	--	4	(12)	--	(20)	(1)	1,908.4
Dividends	-	-	--	(2)	(3)	(49.7)	(2)	(3)	(49.7)
Cash Taxes paid	(4)	(6)	(30.4)	(10)	(15)	(30.0)	6	(13)	--
Net Free Cash Flow	28	16	67.6	56	34	65.7	58	52	11.9
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING
AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September							LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.	2005	2004	% Var.
Consolidated Net Sales	3,064	2,695	13.7	284	232	22.5	8,629	7,629	13.1	785	654	20.1	11,262	10,121	11.3	1,016	864	17.6
Cost of Sales	2,324	2,095	10.9	215	180	19.5	6,571	5,929	10.8	598	508	17.7	8,645	7,860	10.0	780	671	16.3
Gross Income	740	599	23.4	69	52	32.7	2,058	1,700	21.1	187	146	28.5	2,616	2,261	15.7	236	193	22.2
SG&A Expenses	334	377	(11.4)	31	33	(5.1)	1,104	1,093	1.0	100	94	6.7	1,520	1,531	(0.7)	137	131	4.5
Operating Income	406	223	82.3	38	19	97.3	954	607	57.1	87	52	67.9	1,096	731	49.9	99	62	59.2

Interest Expense	165	144	14.2	15	12	25.9	521	462	12.7	47	39	20.8	675	625	8.1	61	52	15.4
Interest Income	(19)	(4)		(2)	(0)		(47)	(9)		(4)	(1)	438.2	(62)	(10)	522.4	(6)	(1)	568.1
Other Financial Expenses	112	74	49.9	10	6	65.0	280	119	135.7	25	10	154.6	328	172	90.4	30	14	105.8
Exchange Loss (Gain)	30	(73)	--	3	(6)	--	(120)	102	--	(11)	8	--	(188)	199	--	(17)	16	--
Gain from Monet. Position	54	59	(9.1)	5	5	0.1	119	164	(27.0)	11	14	(21.9)	213	261	(18.3)	19	22	(13.4)
Total Financing Cost	234	83	183.4	22	7	210.8	514	509	1.0	46	43	8.7	540	725	(25.5)	48	60	(19.6)
Other Income	(19)	3	--	(2)	0	--	(40)	(33)	(21.1)	(4)	(3)	(29.7)	(91)	(66)	38.0	(8)	(6)	(43.9)
Inc. (loss) bef. Tax & PSW	153	143	7.2	14	12	16.0	400	65	513.0	37	7	466.7	464	(60)	--	43	(3)	--
Income Tax and PSW	54	124	(56.0)	5	10	(51.5)	(23)	130	(97.6)	(2)	11	--	(20)	134	--	(2)	12	--
Net Inc. (loss) Cont. Opns.	99	19	416.3	9	2	393.3	423	(65)	--	39	(5)	--	485	(194)	--	45	(15)	--
(Loss) on disposal of discontinued operations	-	33		-	3		-	(37)	--	-	(3)	--	-	(37)	--	-	(3)	--
Income (loss)of Discont. Oper.	0	0	(66.7)	0	(0)	--	0	30	(100.0)	0	3	(100.0)	0	71	(100.0)	0	6	(100.0)
Net Income (Loss)	99	52	90.8	9	5	100.0	423	(72)	--	39	(5)	--	485	(160)	--	45	(12)	--

EBITDA	677	554	22.3	63	47	33.4	1,819	1,580	15.1	166	134	23.5	2,365	2,076	13.9	213	175	21.4

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING
AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
As of September 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2005	2004	% Var.	2005	2004	% Var.	FINANCIAL INDICATORS	3Q'05	3Q'04
Cash & Cash Equivalents	1,518	378	301.4	141	33	327.6	Debt/EBITDA (LTM, times)	2.8	2.9
Trade Receivables	773	758	2.0	72	66	8.1	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.5	2.6
Inventories	1,510	1,581	(4.5)	140	138	1.6	Debt/Equity (times)	1.9	1.9
Notes receivable from affiliates	496	355	39.6	46	30	52.5	Total Liab./Stockh. Equity (times)	3.0	3.1
Other Current Assets	935	545	71.4	87	46	88.6	Curr. Assets/Curr. Liab. (times)	1.5	1.6
Total Current Assets	5,232	3,617	44.6	485	313	54.9

Prop., Plant & Equipment	8,002	8,575	(6.7)	742	734	1.0
Deferred Assets	680	625	8.9	63	53	18.9
Other Long-Term Assets	246	31	702.1	23	3	738.9
Total Assets	14,160	12,848	10.2	1,312	1,103	18.9

Short-Term & Curr. Debt	778	223	249.1	72	19	273.2
Notes payable to affiliates	(0)	40	--	0	4	(100.0)
Trade Payables	873	905	(3.5)	81	77	4.6
Other Current Liabilities	1,819	1,091	66.7	169	94	79.9
Total Curr. Liab.	3,471	2,259	53.6	322	194	65.8
Long-Term Debt	5,462	4,832	13.0	506	411	23.3
Long-Term notes payable to affiliates	378	1,002		35	88
Other LT Liabilities	1,275	1,679	(24.1)	118	143	(17.6)
Total Liabilities	10,586	9,773	8.3	981	835	17.4
Majority interest	2,845	2,315	22.9	264	200	31.7
Minority Interest	730	760	(4.0)	68	68	(0.5)
Total Shar. Equity	3,574	3,075	16.2	331	268	23.6

Vitro Envases de Norteamerica and Subsidiaries, Vitro Packaging Inc. and
Empresas Comegua and Subsidiaries
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Million of constant Mexican pesos as of September 30, 2005)

	FOR THE NINE MONTHS PERIOD ENDED
	September 30
	2005	2004
OPERATING ACTIVITIES:
Net (loss) from continuing operations	423	(65)
Items that did not require (generate) resources:	-	-
Depreciation and amortization	795	892
Amortization of debt issue costs	80	28
Provision for seniority premium and pension	70	81
Write-off and loss on sale of fixed asstes	(0)	(8)
Deferred income tax and workers' profit sharing	(511)	(15)
	858	912
(Increase) in trade receivables	95	(1)
Decrease (increase) in inventories	70	(168)
Increase (Decrease) in trade payables	36	145
Change in other current assets and liabilities, net	42	(352)
Pension funding payments	(89)	(69)
Resources generated from continued operations	1,012	468
Net income from discontinued opetrations	(0)	30
Proceeds from disposal of discontinued operations	-	842
Operating assets and liabilities from discontinued operations	-	(68)
Resources generated from operations	1,012	1,272
FINANCING ACTIVITIES:	-	-
Bank loans	1,450	2,615
Notes payable to affiliates	(317)	(2,270)
Payment of dividends	(16)	(34)
Increase of capital stock	-	-
Effect from discontinued operations	-	47
Resources used in financing activities	1,117	358
INVESTING ACTIVITIES:	-	-
Investment in land and buildings, machinery and equipment, and construction in progress	(344)	(261)
Sale of fixed assets	0	17
Investment in deferred charges	(130)	(136)
Notes receivable from affiliates	(474)	(336)
Long term receivables	(3)	159
Investment in subsidiaries	-	(942)
Effect from discontinued operations	-	(9)
Resources used in investing activities	(950)	(1,507)
Decrease in cash and cash equivalents	1,179	123
Balance at the beginning of year	339	256
Balance at the end of the period	1,518	378

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: October 26, 2005